Exhibit 12.1

Computation of Earnings to Fixed Charges

Computation of Earnings to Fixed Charges and Preferred Stock Dividends

	For the Year Ended December 31,					For the Nine Months Ended September 30, 2008
	2003	2004	2005	2006	2007
	(in millions, except ratios)
Earnings:
Pretax income from continuing operations	$(226.2)	$(708.0)	$(860.7)	$(1,102.8)	$(562.8)	$(5,065.1)
Minority Interest	—	—	—	—	—	1.6
Equity method losses	—	—	6.9	4.4	—	3.1
Interest expense, net of amounts capitalized	50.5	41.4	45.4	64.0	70.3	83.6
Amortization of capitalized interest	11.7	11.7	11.7	11.7	11.7	8.7
Estimate of the interest component of rent expense	1.1	1.5	1.6	1.7	1.8	2.5

Total Earnings	$(162.9)	$(653.4)	$(795.1)	$(1,021.0)	$(479.0)	$(4,965.6)

Fixed Charges:
Interest expense, net of amounts capitalized	$50.5	$41.4	$45.4	$64.0	$70.3	$83.6
Capitalized interest	—	—	—	4.2	8.9	14.3
Estimate of the interest component of rent expense	1.1	1.5	1.6	1.7	1.8	2.5

Total Fixed Charges	$51.6	$42.9	$47.0	$69.9	$81.0	$100.4

Ratio of Earnings to Fixed Charges (1)	—	—	—	—	—	—
Deficiency in Earnings to Fixed Charges	$214.5	$696.3	$842.1	$1,090.9	$560.0	$5,066.0
Fixed Charges and Preferred Stock Dividends:
Fixed Charges	$51.6	$42.9	$47.0	$69.9	$81.0	$100.4
Preferred dividend requirements	88.2	—	—	—	—	—

Total Fixed Charges and Preferred Stock Dividends	$139.8	$42.9	$47.0	$69.9	$81.0	$100.4

Ratio of Earnings to combined Fixed Charges and Preferred Stock Dividends (2)	—	—	—	—	—	—
Deficiency of Earnings to combined Fixed Charges and Preferred Stock Dividends	$302.7	$696.3	$842.1	$1,090.9	$560.0	$5,066.0

(1)	No amount is provided for any period during which the applicable ratio was less than 1.00 and earnings available for fixed charges were inadequate to cover fixed charges for these periods.
(2)	No amount is provided for any period during which the applicable ratio was less than 1.00 and earnings available for fixed charges and preferred stock dividends were inadequate to cover fixed charges and preferred stock dividends for these periods.